 Exhibit 99.2

KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
For the years ended March 31, 2008 and 2007

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

1.1           Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of June 23, 2008 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2008 and 2007, which were prepared in accordance with Canadian generally accepted accounting principles. The Company is presently a “Venture Issuer”, as defined in NI 51-102.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2           Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Banker’s Acceptance Notes and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

As at the date hereof, the Company has mining interests in  West Africa and has entered into the following agreements as at March 31, 2008:

1.	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

    (a)    Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);
-US$100,000 to the Committee by December 30, 2006 (paid);
-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);
-US$100,000 to the Committee by June 30, 2007(paid);
-US$100,000 to the Committee by December 30, 2007 (paid);
-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);
-US$200,000 to the Committee on production (paid in advance); and
-US$100,000 to Sammetro on production (obligation renegotiated, see below).

     (b)    Issuance of 780,000 common shares of the Company to Sammetro over a three year period:

-40,000 common shares of the Company to Sammetro upon Exchange approval (issued);
-120,000 common shares of the Company to Sammetro on May 3, 2007 (obligation renegotiated, see below);
-240,000 common shares of the Company to Sammetro on May 3, 2008 (obligation renegotiated, see below); and
-380,000 common shares of the Company to Sammetro on May 3, 2009 (obligation renegotiated, see below);

    (c)    Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred); -$750,000 by May 3, 2008 (obligation renegotiated, see below); and -$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

The Property:

On October 25, 2007, Keegan announced an indicated 43-101 resource of 240,000 ounces in the indicated category and 1.43 M oz in the inferred category with a grade of 1.4 g/t using a cutoff of 0.6 g/t Au.  The inferred category was primarily estimated from a collar spacing of 80 X 40 meters whereas those in the indicated category were estimated using a collar spacing of approximately 40 X 40 meters.  The original resource represents a strike length of approximately 1.5 km of mineralized structure.  The recently announced south extension, while adding an additional 800 meters to this strike length, is already predominately drilled at 40 X 40 meter spacing.

Keegan announced several positive drill results on the property during the fourth quarter of 2008 and subsequent to March 31, 2008 that expand the resource potential to the north and west of the existing resource as well as infill drilling results designed to move the resource from inferred to indicated. The full drill results on the Esaase Gold project may be found at www.keeganresources.com.

For the rest of calendar year 2008, Keegan intends to explore the Jeni Lease and continue the infill and exploration drill programs with the goal of releasing a second resource estimate by the end of the year.  Keegan intends to expend, at minimum, an additional five million dollars on the project in 2008.

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase.

2.            Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)
payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and
-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).
-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)
issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);
-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and
-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)	completion of US$1,000,000 of exploration work on the Asumura property as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

-US$80,000 on or before July 31, 2005, (incurred);
-an additional US$400,000 on or before July 31, 2006 (incurred); and
-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the year, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Property:

On April 1st, 2008, Keegan acquired the Mt. Olives reconnaissance license, which brings the total land package of the combined Asumura property to over 900 square kilometers.  On May 14, 2008, Keegan announced that it has intersected 14 m of 4.47 g/t Au along the NW structure.  The intercept comes from one of the fences of shallow reconnaissance drill holes that Keegan has drilled as an initial test of this structure.  Drill assays from reconnaissance drill holes on other structures at Asumura are still pending; Keegan will release further assays when received.   Please see www.keeganresources.com for a map showing collar locations.

Table 1. Intercept for discovery hole from the NW zone.

Fence	Hole_ID	From (m)	To (m)	Width (m)	Grade (g/t)
NW92	KAR080204	36	50	14	4.48
	including	37	38	1	52.2

After receiving all  gold results Keegan with interpret them together with available geophysics and geology, and plan additional drilling.  Keegan is also continuously conducting geochemical sampling on known mineralized structures throughout the Asumura Property.  Keegan expects to expend at least $500,000 on the property for the remainder of calendar year 2008.

Vincent Dzakpasu, a qualified member of the Institute of Mining and Metallurgy in the United Kingdom is Keegan's Qualified Person on the property.

1.3           Selected Annual Information

	2008	2007	2006
	$	$	$
Revenues ( interest and other income)	476,034	97,135	10,779
Net loss	4,316,042	4,381,139	2,989,019
Loss per share, basic and diluted	0.17	0.28	0.31
Total assets	34,669,516	21,493,513	2,372,212
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

1.4           Results of Operations

Years ended March 31, 2008 and 2007

During the year ended March 31, 2008, the Company reported a loss of $4,316,042 or $0.17 per share compared to a loss of $4,381,139 or $0.28 per share during the previous year, representing a decrease in loss by $65,097. The decrease in loss during the year ended March 31, 2008 resulted from increases in general and administrative expenses of $529,362 and foreign exchange loss of $569,134 offset by a decrease in write-off of interest in resource properties of $784,694 and an increase in interest and other income of $378,899.

The Company’s reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Ghanaian Cedi. The Company’s exploration programs and operations in Ghana have substantially increased during the year, and as a result, the Company recognized a foreign exchange loss of $622,028 during the year ended March 31, 2008. A foreign exchange loss of $52,894 was recorded during the prior fiscal year.

In the prior year, the Company wrote off an aggregate of $784,694 of its interest in properties located in Nevada, USA. No property interests were written-off during the current year.

Interest and other income increased by $378,899 as the Company invested $7,999,500 of its cash in banker’s acceptance notes. No such investments were made in the prior year.

The increase in general and administrative expenses by $529,362 during the year ended March 31, 2008 resulted from increases in amortization of $13,470, bank charges and interest of $4,566, consulting fees, directors’ fees and wages and benefits of $353,325, office, rent and administration of $102,098, regulatory fees of $62,586, transfer agent and shareholder information of $7,704 and travel, promotion and investor relations of $89,394 partially offset by decreases in professional fees of $28,882 and stock-based compensation of $74,899. The over-all increase in general and administrative expenses during the period was primarily attributable to increased corporate activity as a result of the Company’s ongoing active exploration programs.

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and, wages and benefits increased by $353,325 mainly as result of an increase in consulting fees and, wages and benefits. Consulting fees increased as a result of monthly fees paid to an investor relations firm and other consultants who provide ongoing services related to corporate governance and other corporate support to fulfill the Company’s regulatory requirements in the U.S. and Canada. Wages and benefits increased due to the Company’s hiring of personnel in support of its increasing exploration operations in Ghana. In addition, bonuses were paid to executive officers of the Company during the year and directors’ fees of $600 per month were paid to three directors of the Company effective November 1, 2007. During the previous year, consulting fees were paid to various parties in connection with various due diligence performed relating to potential acquisitions. During the prior year, no bonuses were paid to the Company’s executive officers and no directors’ fees were paid.

The increase in office, rent and administration by $102,098 was a result of the Company’s establishment of new offices in Ghana during the year.

Travel, promotion and investor relations increased by $89,394 as a result of various travel expenses to Ghana and various road shows, investment and mining conferences the Company participated in during the year. The same expenses were incurred in the prior year, but less road shows and conferences participation.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

1.5           Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Net Loss	Loss per share
March 31, 2008	$219,617	$1,182,959	$0.04
December 31, 2007	$72,827	$1,897,042	$0.07
September 30, 2007	$80,210	$625,014	$0.03
June 30, 2007	$103,380	$611,027	$0.03
March 31, 2007	$66,020	$1,889,260	$0.10
December 31, 2006	$17,435	$1,072,214	$0.07
September 30, 2006	$7,449	$1,050,693	$0.08
June 30, 2006	$6,231	$368,972	$0.03

1.6/1.7      Liquidity and Capital Resources

The Company reported working capital of $15,063,520 at March 31, 2008 compared to working capital of $13,906,662 at March 31, 2007, representing an increase in working capital by $1,156,858. As at March 31, 2008, the Company had net cash on hand of $15,241,053 compared to $14,156,515 at March 31, 2007. Net cash on hand increased by $1,084,538, resulting from inflows of net cash of $14,954,456 pursuant to a brokered private placement, exercise of options and various warrants less cash utilized for operations of $2,382,527, resource property acquisition payments pursuant to agreements of $1,515,725, deferred exploration expenses of $9,861,207 and purchase of furniture and equipment of $110,459. During the prior fiscal year, the Company raised net cash of $20,873,250 from non-brokered private placements and various exercise of warrants and options, utilized $1,764,862 of its cash for operations, $856,700 for resource property acquisition payments pursuant to agreements, $4,924,500 for deferred exploration expenses and $9,482 for purchase of computers.

As at March 31, 2008, the Company’s cash and cash equivalents consist of cash of $7,241,552 and banker’s acceptance notes of $7,999,501. The Banker’s Acceptance notes mature in May 2008 and bear interest at 3.7% per annum. The Company has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

Current assets excluding cash at March 31, 2008 increased by $97,150 from $101,849 at March 31, 2007 to $198,999 at March 31, 2008. The increase in current assets is attributable to increases in receivables by $79,157 which mainly consist of goods and services taxes recoverable and prepaid expenses and deposits by $17,993.

Current liabilities at March 31, 2008 which mainly consisted of accounts payable and accrued liabilities of $376,532, of which $55,933 was due to related parties and $320,599 was due to various exploration and other vendors. Current liabilities increased by $24,830 as a result of an increase of outstanding obligations to various exploration and other vendors.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

The following shows the Company’s contractual obligations:

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years
Lease commitments (1)	$64,435	$64,435	$Nil	$Nil

(1) The Company has entered into lease agreements for its corporate office premises.

The Company also has continuing commitments related to resource properties as described in Item 1.2 – Overall Performance.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $19,104,569 for acquisition and deferred exploration costs on these properties.

During the year ended March 31, 2008, the Company raised net cash of $14,954,456 as follows:

1.
During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause. The underwriters received a cash commission of $676,500 plus 330,000 broker warrants exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

2.	1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker’s warrants.

3.	200,000 common shares were issued for gross proceeds of $184,000 on exercise of options.

During the year ended March 31, 2007, the Company raised net cash of $20,873,250 as follows:

1.
The Company completed a non-brokered private placement of 5,662,500 units at a price of $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.25 per share for a period of two years.

The warrants are subject to an acceleration clause whereby if the shares of the Company trade above $4.00 for a period of 20 consecutive trading days after 9 months from issuance of these warrants, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Finders’ fees of $761,063 in cash and 452,500 share purchase warrants exercisable at a price of $3.25 per share for a period of two years were paid in connection with this private placement.

2.
The Company completed a non-brokered private placement of 2,000,000 units at a price of $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per share for a period of eighteen months expiring April 30, 2008.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

The Company paid cash of $185,998 and issued 169,720 share purchase warrants exercisable at a price of $2.40 per share for a period of eighteen months expiring April 30, 2008, as finder’s fees on this private placement.

3.	2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.

The other sources of funds potentially available to the Company as of June 23, 2008 are through the exercise of outstanding 3,058,750 share purchase warrants at $3.25 per share which expire February 16, 2009, 330,000 warrants at $4.25 per share which expire May  27, 2009, 1,650,000 warrants at $5.25 per share which expire May 27, 2009 and 673,315 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,230,000 options at $2.44 per share which expire November 10, 2011, 100,000 options at $2.85 per share which expire December 19, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 100,000 options at $3.60 per share which expire October 17, 2012 and 926,000 options at $4.20 per share which expire February 5, 2013. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. Although the Company presently has sufficient funds to continue to meet its anticipated ongoing operations, the Company may continue to have capital requirements in excess of its currently available resources to carry out any programs of work on the mineral properties and will therefore be required to raise additional funds. In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company’s overall success will be affected by its current or future business activities.

The Company has not had a history of operations or earnings and its overall success will be affected by its current or future business activities. The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

1.9           Transactions with Related Parties

Included in professional fees is $24,119 (2007 - $60,508) paid or accrued for legal fees to a company controlled by a director of the Company and $51,380 (2007 - $51,375) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2008.

Included in consulting fees, wages and benefits is $65,722 (2007 - $50,758) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2008.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2008, the Company paid consulting fees and benefits of $183,258 (2007 - $113,758) under this agreement.

During the year ended March 31, 2008, the Company paid or accrued $125,138 (2007 - $105,036) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2008, the Company paid directors’ fees of $6,000 (2007 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2008 is $55,933 (2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10	Fourth Quarter and Subsequent Events

During the fourth quarter, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

The following events occurred subsequent to March 31, 2008:

1.
Of the 630,500 share purchase warrants exercisable at $2.40 that were outstanding at March 31, 2008, there were 623,000 exercised for which the Company issued 623,000 common shares for total proceeds of $1,495,200 and the remaining 7,500 expired unexercised.  The Company issued 150,000 common shares at $3.25 per share pursuant to the exercise of share purchase warrants.  The Company issued 200,000 common shares at $0.92 per share pursuant to the exercise of share purchase options.

2.
The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

1.11	Critical Accounting Estimates

Not applicable to Venture Issuers.

1.12	Changes in Accounting Policies including Initial Adoption

Change in Accounting Policies:

Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

i.
Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard had no impact on the Company’s consolidated financial statements as at April 1, 2007 or for the year ended March 31, 2008.

ii
Financial Instruments – Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

iii
Financial Instruments – Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

iv.
Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

v.
Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

vi.
Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company’s financial statements.

Recently Released Canadian Accounting Standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Company. These three standards will become effective for the Company on April 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

i.
The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.
Effective April 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

iii.
International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.13	Financial Instruments and Other Instruments

1.
The Company’s financial instruments include cash and cash equivalents, receivables and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the year ended March 31, 2008.

2.           Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at March 31, 2008, the Company had approximately $1,300,000 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

3.           Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk.  The Company employs established credit approval practices to mitigate this risk.

1.14	Other Requirements

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of March 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company’s issued and outstanding share capital as at February 18, 2008 are as follows:

(a)           Authorized

100,000,000 common shares without par value; and

100,000,000 preferred shares without par value.

(b)           Issued and outstanding common shares

	Number of shares	Amount

Balance, March 31, 2006	12,164,418	4,981,915
Issued on acquisition of resource properties
- at $1.43	90,000	128,700
- at $1.47	20,000	29,400
- at $1.65	4,000	6,600
- at $2.00	33,550	67,100
- at $3.38	40,175	135,792
Issued for cash:
Pursuant to private placements
- at $1.80	2,000,000	3,600,000
- at $2.75	5,662,500	15,571,875
Pursuant to the exercise of warrants
- at $0.85	639,100	543,235
- at $1.00	2,078,750	2,078,750
- at $2.40	4,000	9,600
Pursuant to the exercise of options
- at $0.92	71,685	65,950
Share issuance costs	-	(1,822,566)
Transferred from contributed surplus for the exercise
of options and warrants	-	62,825
Balance, March 31, 2007	22,808,178	25,459,176

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

Issued on acquisition of resource properties
- at $3.09	4,000	12,360
- at $3.65	40,000	146,000
Issued for cash:
Pursuant to a private placement
- at $4.10	3,300,000	13,530,000
Pursuant to the exercise of warrants
- at $1.00	505,250	505,250
- at $2.40	535,220	1,284,528
- at $3.25	75,000	243,750
Pursuant to the exercise of options
- at $0.92	200,000	184,000
Share issuance costs		(1,171,911)
Transferred from contributed surplus for the exercise
of options and warrants	-	296,181

Balance, March 31, 2008	27,467,648	40,489,334
Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
- at $0.92	200,000	184,000

Balance, June 23, 2008	28,440,648	$42,656,034

(c)   Shares held in escrow

As at June 23, 2008, nil (March 31, 2007 - 45,000)  common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2008 and 2007

(d)           Stock options

The following table summarizes the stock options outstanding and exercisable at June 23, 2008:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2008	Expiry date	June 23, 2008

$0.92	673,315	February 3, 2010	673,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,076,250
$2.85	100,000	December 19, 2011	87,500
$3.38	19,000	March 7, 2012	14,250
$3.60	100,000	October 17, 2012	37,500
$4.20	926,000	February 5, 2013	231,500

	3,328,315		2,400,315

 (e)           Warrants

The following warrants were outstanding at June 23, 2008. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
3,058,750 (1)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (2)	$5.25	May 27, 2009

 (1) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

 (2) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.